April 28, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Margaret Schwartz
Mr. Joe McCann

Re:	MyMD Pharmaceuticals, Inc., f/k/a Akers Biosciences, Inc.
Registration Statement on Form S-3
Filed March 25, 2021
File No. 333-254698

Ladies and Gentlemen:

On behalf of MyMD Pharmaceuticals, Inc. (f/k/a Akers Biosciences, Inc., the “Company” or “MyMD”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated April 15, 2021 (the “Comment Letter”), to Christopher Schreiber, Executive Chairman of the Company as of the date of the Comment Letter, relating to the above referenced Registration Statement on Form S-3 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No. 1”), responding to the Staff’s comments in the Comment Letter and updating the Registration Statement, including the closing of the merger that was pending at the time of the filing of the Registration Statement.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in bold type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No.1 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in Amendment No. 1. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-3, Filed March 25, 2021

Agreement and Plan of Merger and Reorganization, page 1

1.	Please revise to discuss the status of the Nasdaq listing application referenced in your Form S-4 filing and, as applicable, update your disclosure to discuss results from the shareholder meeting. Also revise to discuss the status of the legacy Akers Biosciences’ assets, including any plans with respect to a spin-off or disposition, as well as any other material changes required by Item 11(a) of Form S-3.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has updated the disclosure under the heading “Recent Developments” on page 1 of the prospectus contained in Amendment No. 1 in response to the Staff’s comment to provide that the Merger and the Contribution Transaction have closed. The results from the shareholder meeting have been reported on a Current Report on Form 8-K filed on April 16, 2021, and the details regarding other material changes related to the closing of the Merger and the Contribution Transaction have been reported on a Current Report on Form 8-K filed on April 22, 2021. Such Current Reports are incorporated by reference into the Registration Statement.

U.S. Securities and Exchange Commission

April 28, 2021

Incorporation of Certain Information by Reference, page 15

2.	We note that you incorporate by reference to certain sections of a Form S-4 filing of unspecified date. Please tell us your basis for incorporating by reference to certain information that does not appear to be required by Items 3 through 11 of Form S-3. Refer to Securities Act Rule 411 and Item 12(d) of Form S-3.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has updated the disclosure in the Incorporation of Certain Information by Reference on page 15 of the prospectus contained in Amendment No. 1 in response to the Staff’s comment. The information from sections of the joint proxy and consent solicitation statement/prospectus, dated March 23, 2021, filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b) of the Securities Act, forming a part of the registration statement on Form S-4, as amended, which was declared effective as of March 23, 2021, are being incorporated by reference in response, or partial response, as applicable, to Items 3, 9 and 11(a) of Form S-3.

General

3.	It appears that you are relying on General Instruction I.B.6 of Form S-3. If true, please revise your prospectus cover page to disclose the calculation of the aggregate market value of your outstanding voting and nonvoting common equity and the amount of all securities offered pursuant to General Instruction I.B.6 during the prior 12 calendar month period that ends on, and includes, the date of the prospectus. Refer to Instruction 7 to General Instruction I.B.6. Otherwise, please provide us your analysis demonstrating your eligibility to use Form S-3.

Response:

The Company hereby clarifies that it is not relying on General Instruction I.B.6. of Form S-3. On April 28, 2021, the aggregate market value worldwide of our outstanding voting and non-voting common equity held by non-affiliates was approximately $182 million, based on 36,880,037 shares of common stock outstanding and a per share price of $4.95 based on the closing sale price of our common stock on The NASDAQ Capital Market on April 20, 2021.

4.	We note the auditor consents you have filed as Exhibits 23.2 and 23.3; however, it does not appear that you have provided, or incorporated by reference, all financial information (including pro forma information) required by Item 11(b) of Form S-3. Please revise or advise.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company has updated the disclosure in the Incorporation of Certain Information by Reference in both prospectuses contained in Amendment No. 1 in response to the Staff’s comment to incorporate by reference the financial information (including pro forma information) required by Item 11(b) of Form S-3.

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U.S. Securities and Exchange Commission

April 28, 2021

Please direct any questions or comments concerning this response to the undersigned at (212) 659-4974.

Very truly yours,

Rick A. Werner, Esq.

cc: Chris Chapman, MyMD Pharmaceuticals, Inc.
Jayun Koo, Esq., Haynes and Boone, LLP.